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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of: May 2006

                               GIVEN IMAGING LTD.
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               (Exact name of registrant as specified in charter)

           Hermon Building, New Industrial Park, Yoqneam 20692, Israel
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]             Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes [ ]                   No [X]

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                                EXPLAN`

     On April 25, 2006, Given Imaging Ltd. (the "Company") (1) issued a press release entitled "Notice Regarding the Convening of the Annual General Meeting of the Sharehlders of the Company" and (2) filed with the Tel Aviv Stock Exchange a Proxy Card in connection with the Annual General Meeting of the shareholders of the Company scheduled for May 30, 2006. Copies of the press release and the Proxy Card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              GIVEN IMAGING LTD.


Date: May 4, 2006                             By:  /s/ Ido Warshavski
                                                  ------------------------------
                                              Name:  Ido Warshavski
                                              Title: General Counsel & Corporate
                                                     Secretary

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                                  EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit   Description
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99.1      Press release issued on Aril 25, 2006, entitled "Notice Regarding the Convening of the Annual General Meeting of the Shareholders of the Company" (English Translation).

99.2 Proxy Card filed on April 25, 2006, in connection with the Annual General Meeting of the shareholders of the Company (English Translation).